File No. 70-8911

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                   Amendment No. 1 to Form U-l
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                    Entergy Gulf States, Inc.
                         350 Pine Street
                     Beaumont, Texas  77701

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


                      William J. Regan, Jr.
                  Vice President and Treasurer
                    Entergy Gulf States, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113
           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


                       Laurence M. Hamric, Esq.
                           Ann G. Roy, Esq.
                        Entergy Services, Inc.
                          639 Loyola Avenue
                        New Orleans, LA 70113

Item 1.     Description of the Proposed Transactions

      Item 1 is  amended in its entirety as follows:

      1.1 Entergy Gulf States, Inc. (the "Company") is an electric and gas public utility company operating in the States of Louisiana and Texas, and is a subsidiary of Entergy Corporation, which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Exxon Corporation ("Exxon") is a corporation organized under the laws of the State of New Jersey and is a non-utility entity not affiliated with the Company or any of the Company's affiliates.

      1.2 Since the 1930's the Company's cogeneration facility, Louisiana Station No. 1 ("La. St. 1") has provided steam and associated by-product electric energy to the Exxon refining and petrochemical manufacturing facilities that surround and are contiguous to, the Company's cogeneration facility located in East Baton Rouge Parish, Louisiana (the "Exxon Facility").

      1.3 La. St. 1 was originally constructed to serve the steam and electrical require-ments of the Exxon Facility and has been dedicated primarily to that purpose since its construction, although, at one time, La St. 1 did supply steam and electricity to other industrial customers adjacent to the facility. Pursuant to the arrangement, Exxon supplies fuel to La. St. 1, which is then converted into steam and passed through a turbine, which simultaneously reduces the pressure of the steam and, as a by-product, produces electricity. The steam and electricity produced is then delivered to the Exxon Facility. The Company converts Exxon's fuel in such a manner as to match the Exxon Facility's requirements for steam; the amount of electricity produced is dependent upon the amount of steam produced. Normally, the amount of electricity produced from this process is not sufficient to meet Exxon's requirements and Exxon purchases additional electricity from the Company pursuant to the existing Contract for Electric Service (the "Electric Agreement").

      1.4 The Company and Exxon desire to modernize La. St. 1 and subject to Commission approval, will enter into the transactions described herein. Exxon will invest a significant amount of capital in La. St. 1 in order, among other things, to improve its reliability and efficiency, and potentially increase its capacity, for the continued provision of steam and associated electric energy produced by Exxon's fuel.

      1.5 The Company, pursuant to the Agreement for Lease of Generating Facilities, will lease to Exxon La. St. 1 certain real property located within and surrounding La. St. 1, upon which Exxon proposes to construct a new gas-fired turbine and associated facilities to provide for a more reliable generation of steam and additional electric energy for use by the Exxon facility (the "Lease"). All capital and other costs incurred to modernize La. St. 1 and to construct the new gas-fired turbine will be borne by Exxon. If Exxon does not appropriate at least X for improvements or the required funds for the new gas fired turbine within one year from the date the last regulatory approval is obtained, the parties shall meet to negotiate a mutually acceptable increase in rent; if the parties fail to agree, the Company has a one-time right to terminate the Lease. In addition to describing the facilities leased, the Lease sets forth provisions relating to the use of common facilities and services by both Exxon and the Company.

      1.6 The Lease has an initial term in excess of twenty years with two possible extension terms of ten years each. The initial term of the Lease is divided into two stages:
      Phase 1 and 2. Generally, Phase 1 is the period during which Exxon is to complete the modernization of La. St. 1, which duration should not exceed thirty (30) months from the date the Company secures all necessary regulatory approvals. Phase 2 is the twenty (20) year period thereafter.

      1.7    During  Phase  1,  pursuant  to  the  Base  Facility
      Sublease and Lease of Additions and Betterments, (the "Sublease"), the Company will sublease La. St. 1 including any additions or improvements back from Exxon, in order that the Company may continue to use those facilities to fulfill its obligations to satisfy Exxon's steam and associated energy requirements pursuant to the existing Contract for Steam and Cogenerated Electric Service which agreement will expire in 1997. By structuring the transaction to include both the Lease and the Sublease, Exxon immediately can commence modernization and construction, and at the same time, the Company can continue to fulfill its contractual obligations to Exxon.

      1.8 During Phase 1, Exxon shall pay the Company a monthly rent of X pursuant to the Lease. Co-extensively with Phase 1, the Company shall pay Exxon a monthly rent of X pursuant to the Sublease. Steam and electric service rendered by the Company to Exxon during Phase 1 shall be paid for at rates set forth in the Amended and Restated Steam Contract and any additional electricity shall be provided to Exxon pursuant to the Electric Agreement. During Phase 2, Exxon shall pay Company a monthly fixed rent of X and a monthly variable rent of up to a maximum amount of X depending upon the quantity of steam generated by La. St. 1.

      1.9 Pursuant to the Operating and Maintenance Service Agreement (the "Service Agreement"), the Company will provide equipment, personnel and services required for the operation and maintenance of La. St. 1 during Phase 2 of the initial term and any extension term, or until discharged by Exxon. Exxon may discharge the Company, only if the Company demonstrates a pattern of substandard performance as defined in the Service Agreement. Exxon shall compensate Company for its service under the Service Agreement by a fee structure that includes, in addition to reimbursement of the Company's expenses, the payment of an overhead fee and an incentive fee. The overhead fee will be initially X per year and will not be subject to renegotiation more than every two years. The incentive fee is set at a maximum of X per year based upon Company's attainment of certain performance goals. In addition, the Company has the opportunity to earn other incentives based on cost savings.

      1.10 The Reconfiguration Agreement describes modifications to certain transmission facilities that transmit electricity from La. St. 1 to the Exxon facility that will be necessary after the improvements contemplated by the Lease are completed. In addition, the Reconfiguration Agreement sets forth Exxon's responsibility for reconfiguration costs.

      1.11 The transaction also includes a letter agreement that summarizes the terms to be included in a new contract for electric service to be effective upon the expiration of the Electric Agreement at the end of Phase 1.

      1.12  The  original investment of La. St. 1 as of June  30,
      1996 was $71.7 million, and the net book value of such investment (as reduced by accumulated depreciation) at that date was $14.6 million.

Item 2.   Fees, Commissions and Expenses

      Item 2 is amended in its entirety as follows:

      The fees, commissions and expenses are not expected to exceed the following:


         *Fees of Company Counsel Monroe & Lemann   $ 90,000.00
         *Fees of Orgain, Bell & Tucker L.L.P.      $  6,000.00
         *Fees of Entergy Services, Inc.            $ 40,000.00
         *Miscellaneous Fees                        $  6,000.00
                             TOTAL                  $142,000.00


       * Estimated


Item 3.   Applicable Statutory Provisions

      Item 3 is amended in its entirety as follows:

      The Company believes that Sections 9(a), 10 and 12(d) of the Act and Rules 23, 24 and 44 thereunder apply to the proposed transaction.

      In the event that the Commission deems any other section of the Act or rules thereunder to be applicable, the Company requests that the Commission's order or orders herein also be issued under and with respect to such other section or rule.

Item 4.   Regulatory Approval

      Item 4 is amended in its entirety as follows:

      No   state  regulatory  body  or  agency  and  no   federal
      commission or agency other than this Commission has jurisdiction over the transactions proposed herein. Neither the Louisiana Public Service Commission nor the Public Utility Commission of Texas exercises jurisdiction over the transactions for which approval is sought herein.

Item 5.   Procedure

      Item 5 is amended in its entirety as follows:

      1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by September 20, 1996, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the transactions proposed in this proceeding be entered by November 13, 1996 or as soon thereafter as practicable.

      2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; consents that the Division of Investment Management may assist in the preparation of the Commission's decisions and/or order in this matter; and requests that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

Item 6.   Exhibits and Financial Statements

      Item 6, Section A. Exhibits, is amended as follows:

      F.  Opinion of Counsel

                            SIGNATURE

      Pursuant to the requirements of the Public Utility  Holding
      Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY GULF STATES, INC.


                                   By:   /s/William J. Regan, Jr.
                                         William J. Regan, Jr.
                                   Vice President and Treasurer



Dated: October 31, 1996